SIDLEY AUSTIN LLP 1000 LOUISIANA SUITE 6000 HOUSTON, TX 77002 (713) 495-4504 (713) 495 7799 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

VIA EDGAR TRANSMISSION

AND BY HAND

January 9, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Anne Nguyen Parker, Branch Chief, Division of Corporation Finance

Re:	CAMAC Energy Inc.

Preliminary Proxy Statement on Schedule 14A

Filed on December 20, 2013

File No. 1-34525

Dear Ms. Parker:

On behalf of our client, CAMAC Energy Inc. (“CAMAC” or the “Company”), please find responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company (File No. 1-34525) of January 7, 2014 with regard to the above referenced Proxy Statement on Schedule 14A filed by the Company on December 20, 2013 (the “Proxy Statement”).

The Company is filing concurrently with this letter a revised Definitive Proxy Statement (the “Revised Proxy Statement”), which includes revisions to the Proxy Statement in response to the Staff’s comments and generally updates the information contained therein. Packets containing a copy of this letter and marked copies of the Revised Proxy Statement showing changes to the Proxy Statement will be physically delivered to each member of the Staff referenced in your letter dated January 7, 2014. Each of the page numbers referenced in our responses below corresponds to the page numbers in the marked copies of the Revised Proxy Statement that are being delivered to your office.

On behalf of CAMAC, set forth below in bold are comments from the Staff’s letter. Immediately below each of the Staff’s comments is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Ms. Anne Nguyen Parker

U.S. Securities and Exchange Commission

January 9, 2014

Special Factors, page 20

Background of the Transactions, page 20

1.	We note that management disclosed certain projected financial information concerning the OMLs to Canaccord Genuity. Please revise your proxy statement to disclose such financial information.

In response to the Staff’s comment, the disclosure in the Proxy Statement in the section entitled “Special Factors—Background of the Transactions” (pages 26 – 27) of the Revised Proxy has been updated to include the projected financial information concerning the OMLs that was provided to Canaccord Genuity.

2.	We note your reference to the technical report prepared by Gaffney Cline in your proxy statement. Information about any reports, opinions or appraisals that are materially related to the proposed transaction and referred to in the proxy statement is required to be disclosed. See Item 14(b)(6) of Schedule 14A. Please revise your disclosure to provide a summary of the report, including estimated reserves and production for the assets.

In response to the Staff’s comment, the section entitled “Summary of the Gaffney Cline Technical Report” (pages 52-53) of the Revised Proxy has been added to include a summary of the report prepared by Gaffney, Cline & Associates.

Opinion of Canacord Genuity, page 44

3.	We note the statement in the penultimate paragraph on page C-3 regarding Canaccord Genuity’s prior written consent. If true, please disclose that Canaccord Genuity has consented to the use of its opinion in this document and to your summary of the opinion as it appears in your proxy statement.

In response to the Staff’s comment, the disclosure in the Proxy Statement in the section entitled “Special Factors—Opinion of Canaccord Genuity” (page 45) of the Revised Proxy has been updated to disclose that Canaccord Genuity has consented to the use of its opinion, and the Company’s summary of such opinion, in the Proxy Statement.

Statements of Revenues and Direct Operating Expenses

4.	Please revise note 3 to provide the quantities of proved developed and proved undeveloped reserves as required by FASB ASC 932-235-50-4.

In response to the Staff’s comment, note 3 to the “Statement of Revenues and Direct Operating Expenses” (page A-8) of the Revised Proxy has been updated as requested.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Ms. Anne Nguyen Parker

U.S. Securities and Exchange Commission

January 9, 2014

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call James L. Rice III (713-495-4504) or, if more convenient, contact me via e-mail (jrice@sidley.com).

Sincerely,

/s/ James L. Rice III

James L. Rice III

cc:	Dr. Kase Lukman Lawal

Chief Executive Officer

CAMAC Energy Inc.

Nicolas Evanoff

Senior Vice President, General Counsel and Secretary

CAMAC Energy Inc.